UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
     Exhibit                  Description                   Page Number
     -------                  -----------                   -----------

       1.         Press release, dated September 13, 2004        4
       2.         Press release, dated September 14, 2004        7

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: September 15, 2004            By: /s/ Dafna Gruber
                                       -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       Exhibit 1


                                                                        ALVAROPM
                                                        We're on your wavelength


Investor Contacts:                  Press Contact:
--------------------------------------------------

Dafna Gruber, CFO                   Dan Guitteau
+972 3 645 6252                     972.308.9122
760-517-3187                        dguitteau@golinharris.com
dafna.gruber@alvarion.com
-------------------------


Carmen Deville
760-517-3188                                               FOR IMMEDIATE RELEASE
carmen.deville@alvarion.com
---------------------------


              ALVARION RECEIVES ORDER FROM TELEKOM SERBIA FOR FIRST
                  PHASE OF MAJOR ACCESS INFRASTRUCTURE PROJECT

              Equipment Valued At $3.6M for Voice and Data Services
                           to Suburban and Rural Areas


Tel - Aviv, Israel, September 14, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions worldwide, today announced that Serbia's incumbent operator, Telekom Serbia A.D., has placed an initial $3.6M order for its advanced eMGW(TM) solutions to support voice and data services. Installation of equipment has already begun in Parnicko Brdo (Novi Pazar). This order is the first to be received under a previously announced frame agreement with Telekom Serbia which will use Alvarion field-proven solutions to establish its telecommunications infrastructure to suburban and rural areas of the country.

The network will be designed and built using Alvarion's technology. Design, and whole engineering will be done by the Ei COMgroup KONSING d.o.o. Alvarion's regional distributor, TeleGroup d.o.o., will be responsible for logistics of the import of equipment, project and installation of the customer premises equipment.

"Both fast Internet access and carrier class voice services have become basic requirements for commerce and education in Serbia and broadband wireless is the most cost-effective way to provide connections to many of our residence and business users," said Drasko Petrovic, Director General of Telekom Serbia. "The extensive experience of Alvarion, Ei COMgroup KONSING and TeleGroup with deployments of this size gives us confidence as we embark on this significant project to use eMGW(TM) to bring service to new regions."

The eMGW solution, operating on 3.5 GHz, will provide voice and fast Internet services for homes and small businesses in a number of Serbia's southern regions, including Novi Pazar and Nova Varos. The eMGW system provides cost-effective infrastructure solutions especially in this mountainous region with low-density population and rough terrain. The fast and easy installation of the system enables the operator to quickly provide services in the underserved areas.

"Telekom Serbia's ambitious infrastructure project focuses on using broadband wireless as the best way to fill service and infrastructure gaps in their network, and with the industry's most extensive deployment experience, we are well prepared to supply and support them in this multi-phase, region-wide project," said Zvi Slonimsky, CEO of Alvarion. "Overall, the increase in demand for broadband connectivity continues to drive operators world-wide to use wireless access solutions as a cost effective, quick to install way to provide connection to users in areas where the existing infrastructure can not address the need for broadband."

                                       ###

Telekom Srbija a.d. is the national telecommunications service provider of the Republic of Serbia. Established in 1997, it is owned jointly by Serbia's Postal Authority (PTT Serbia) (80%) and OTE, the Greek full-service telecommunications provider (20%). It provides the full range of telecommunications services, including fixed and mobile voice, data communications and Internet access, to more than 2.4 million subscribers. Its networks cover 92% of Serbia's population and 66% of its geographic area. Telecom Serbia continues to invest heavily to extend its infrastructure and services offering throughout Serbia, and to continually improve the quality of existing services. For more information, please refer to: www.telekom.yu

Ei COMgroup KONSING is one of the Balkan Region's leading telecommunications engineering, integration and consulting groups. It was formed in January 2002 as a joint venture between Ei Corporation (30%), one of the leading Yugoslav electronic and telecom companies, and COMgroup International (CGI) (70%), a leading US telecommunications consulting group. Konsing's expertise covers the full range of advanced telecommunications technologies, including Mobile Telephony (GSM-900/ 1800/ 2G, 3G), Broadband Wireless Access (BWA/ FWA/ WLL), Transmission Systems (SDH/ PDH/ RR), IP/ IT Multimedia Networks, and Protection, Control and Monitoring Systems. For more information, please refer to: www.konsing.com

TeleGroup d.o.o. Belgrade was founded in 2001 as a daughter company of TELEGROUP LIMITED, the London-based telecom services provider. TELEGROUP provides complete, tailored network infrastructure systems to premier customers throughout the Balkan region. Its complete business communication systems integrate voice and data transmission, internet traffic and multimedia services. TeleGroup is skilled in carrying out large projects requiring sophisticated logistics, including extensive installation and maintenance activities. For more information, please refer to: www.telegroup-ltd.com

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                                                       Exhibit 2


                                                                        ALVAROPM
                                                        We're on your wavelength


Investor Contacts:                  Press Contact:
--------------------------------------------------

Dafna Gruber, CFO                   Dan Guitteau
+972 3 645 6252                     972.308.9122
760-517-3187                        dguitteau@golinharris.com
dafna.gruber@alvarion.com


Carmen Deville
760-517-3188                                              FOR IMMEDIATE RELEASE
carmen.deville@alvarion.com
---------------------------


                  BUSINESS INFORMATION GROUP INSTALLS ALVARION
              WIRELESS BROADBAND SYSTEMS TO CONNECT PUBLIC AGENCIES
                               THROUGHOUT MARYLAND

                                   - - - - - -

   Network extends award-winning Sailor(R) Project with both fixed and mobile elements to connect public agencies together in statewide private network

Tel-Aviv, Israel -- September 13, 2004 - Alvarion Ltd, (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced that Business Information Group (BIG) of York, Pennsylvania is installing a series of countywide wireless broadband networks in Maryland using Alvarion point-to-multipoint solutions. The deployments are occurring in concert with the latest generation of Maryland Public Libraries' Sailor Project, which connects libraries statewide into a common private network. In this generation of Sailor, a wireless backbone infrastructure that is being installed by BIG, delivers 100 Mbps of capacity to each connected county. Each participating county then provides the funds to extend the infrastructure from the backbone location to various public agencies with the use of last-mile wireless broadband systems that will replace costly leased line methods.

Counties taking advantage of the Sailor network will leverage Alvarion's BreezeACCESS(TM) solution, a market-leading system, used to access the new Sailor backbone free of charge, in exchange for hosting Sailor backbone equipment and antennas at county-owned radio towers. In addition, some counties have elected to extend the network to connect public safety vehicles for mobile access. So far, more than $1 million worth of Alvarion network solutions have been installed for the first eight of Maryland's 24 counties.

BIG selected Alvarion's BreezeACCESS solution because of its non-line-of-site
(NLOS) capabilities, state-of-the-art security, high capacity, low-cost deployment and the ability to add vehicular mobile access for public safety.

"For fixed connectivity, we chose BreezeACCESS because it is the total package," remarked John Dolmetsch, BIG's Chief Information Officer. "It creates a cellular architecture that uses next generation multipoint technology from a base station to deliver high bandwidth over long ranges, around buildings, and through trees. And it does this using AES encryption without any impact on throughput. The entire network eliminates the government's need for leased lines, with payback in as short as one year, while also providing a ten fold improvement in Internet capacity and network speed."

"What is unique about the BreezeACCESS product family is that it provides one integrated solution for fixed and mobile applications," said Jim McCormick, Technology Director of Caroline County, Maryland, which is among the first counties to complete installation of the wireless system. "Although we have a population of just 30,000, the county covers over 300 square miles. The system's fantastic coverage, even through highly foliated areas, is therefore very important, particularly for mobile connectivity to our fairly large public safety fleet of over 100 police, sheriff, and EMS vehicles. With the completion of a successful pilot program, we are well on our way to also deploying the entire mobile piece."

Established in 1994, the Sailor Network won national acclaim as the first network to connect all state libraries together. Initially using low capacity leased lines, bandwidth needs have increased so the Sailor Operations Center turned to wireless as a cost effective means of expanding both the capacity and reach of the network. To implement its current Sailor expansion, the Sailor Operations Center contracted with BIG to design and install a wireless backbone infrastructure in regions of Maryland where the price of leased services were not competitive.

"We figured wireless would be a win-win scenario for both the Sailor libraries and county governments," noted Stuart Ragland, Sailor Project Manager. "Our partnership with counties and municipalities typically involves Sailor contributing radios, switches and network management for the point-to-point backbone segments and the counties providing space on radio and water towers. The counties' point-to-multipoint solution and Sailor point-to-point equipment are collocated on the towers and in the equipment sheds. The counties tap into the Sailor backbone via Ethernet," added Michael Walsh, Sailor Network Operations Manager.

"Alvarion is proud to be part of this prestigious and ambitious project," commented Amir Rosenzweig, president of Alvarion, Inc. "As the most expansive public wireless deployment in the country, the network wraps together the diverse needs of multiple schools, libraries and agencies into a single broadband and public safety project. And to be cost effective, a deployment of this scope requires very high capacity, high security, and the ability to deliver it all reliably in a non-line-of-sight environment --challenges which our BreezeACCESS system was expressly designed to overcome. The net result is an enormous benefit to both the local and state agencies and the public."

                                       ###


About Alvarion
--------------
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com www.alvarion.com

About B.I.G.
------------
Business Information Group (BIG) is a leading Wireless Integration, Security, and Virtual Communications technology firm based in historic York Pennsylvania. BIG supports one of the country's largest certified, high-speed wireless, data & VoIP community broadband networks. BIG reaches over 400,000 square miles of wireless network design and installation. For more information, please visit www.4service.net

About Sailor
------------
Sailor is a project of Maryland's Public Libraries providing access to a wide variety of information services via the Sailor Network. The Sailor Network is operated from the Sailor Operations Center at Enoch Pratt Free Library in Baltimore. Established in 1994, the Sailor Network celebrated its 10th anniversary in July. For more information about Sailor, please visit the Sailor website at http://www.soc.lib.md.us.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188